VIVUS, INC.

September 25, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:                             VIVUS, Inc.

Registration Statement on Form S-3 (File No. 333-227353)

Ladies and Gentlemen:

On behalf of VIVUS, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-227353) and declare the Registration Statement effective as of Thursday, September 27, 2018, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (650) 934-5320, or Jon Layman of Hogan Lovells US LLP at (415) 374-2373 with any questions.  Also, please notify Mr. Layman when this request for acceleration has been granted.

Very truly yours,

VIVUS, INC.

By:	/s/ John L. Slebir
Name:	John L. Slebir
Title:	Senior Vice President, Business Development and General Counsel

cc:           Jon Layman, Hogan Lovells US LLP